



M&T Hospitality LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $75,000

Offering End Date: November 26, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: M&T Hospitality LLC

Founded: April 12, 2021

Address: 804 V ST NW
Washington, DC 20001

Industry: Full-Service Restaurants

Employees: 15

Website: https://www.mitadc.com

Use of Funds Allocation:

If the maximum raise is met:

$75,000 (100.00%) – of the proceeds will go towards working capital and purchasing equipment
$0 (0.00%) – SMBX will <u>not</u> be charging a capital raise fee as these bonds are part of the DC Rebuild program

Social:

Instagram: 5,188 Followers





Business Metrics:

	FY22	FY23	YTD 8/31/2024
Total Assets	$213,972	$158,514	$512,275
Cash & Cash Equivalents	$169,504	$158,023	$124,378
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$131,090	$471,551
Long-term Debt	$0	$0	$0
Revenue	$55,885	$8,151	$731,146
Cost of Goods Sold	$16,848	$20,480	$150,773
Taxes	$0	$0	$0
Net Income	$44	-$171,308	-$205,840

Recognition:

M&T Hospitality LLC (DBA MITA) is committed to showcasing the richness of vegetable-centric dishes. From their origins as a pop-up, MITA has grown into a permanent fixture in the city's culinary scene, offering guests a unique and immersive dining experience.

About:

M&T Hospitality LLC (DBA MITA) is a celebrated restaurant in Washington, D.C., known for its inventive approach to plant-based Latin American cuisine.

For more information, contact our Customer Support Team at support@thesmbx.com

